Exhibit 99.1

28 December, 2011

ICON plc
Purchase of Own Securities

Further to the announcement on 22 November, 2011 of a share repurchase programme, ICON plc (“the Company”) announces that on 27 December, 2011 it purchased for cancellation 14,515 Ordinary Shares, at an average price of $16.7548.

Following the cancellation of these shares, the Company will have 60,212,016 Ordinary Shares in issue.